SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, October 27, 2017

4Q16 and 2016 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the fourth quarter (4Q16) and full year of 2016, which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 4Q16 and 2016 consolidated results and comparisons refer to the third quarter of 2016 (3Q16), fourth quarter of 2015 (4Q15) and full year of 2015, unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.2591 on December 31, 2016 and R$3.2462 on September 30, 2016.

The Company is restating the balances of the financial statements for the year ended December 31, 2015 due to a detailed review of all aspects of the business combination held on November 30, 2015, in which the Company's mining activities were restructured and concentrated in one of its main companies, CSN Mineração SA. This revision occurred after the first representation, on November 14, 2016, of the financial statements for 2015, as a result of a change in the interpretation of the gains attributed to the controlling and non-controlling shareholders.

In addition to the reexamination of the business combination transaction, the Company revisited the studies that support the recognition and maintenance of long-lived assets and represented the balances of deferred income tax and social contribution credits.

For comparative purposes, the balances for 2015 already include the adjustments described above.

In addition, due to the sale of Companhia Metalic do Nordeste in November 2016, CSN chose to present its results excluding the numbers of its subsidiary, thus establishing a fair comparison between the years.

2016 financial and operating highlights

•         Generation of EBITDA of R$4,075 million, 25% up on 2015, accompanied by an EBITDA margin of 22.5%, 2.7p.p. higher than in the previous year.

•         Leverage reduced by 1.8x, closing the year at 6.3x, versus 8.2x in 2015, mainly due to the increase in EBITDA.

•         Steel segment EBITDA came to R$1,887 million, 5% up on 2015, with better sales in the domestic and foreign markets, plus a 4% reduction in selling and administrative expenses.

•         Mining EBITDA totaled R$1,759 million, 50% higher than in 2015, with highlight for the 32.2Mt output, equivalent to a 15% increase and the transfer value of iron ore to the steel mill, which changed to market prices, leading to an increase in EBITDA.

•         Divestment in working capital of approximately R$444 million, with the financial cycle narrowing by 25 days.

•         100% of Metalic’s equity for R$372.5 million1.

4Q16 financial and operating highlights

•         EBITDA generation of R$1,249 million, 1% up on 3Q16, accompanied by an EBITDA margin of 26.3%.

•         Leverage reduced by 1.1x, closing the year at 6.3x, versus 7.4x in 3Q16, due to an increase in EBITDA generation and a stable adjusted net debt.

•         EBITDA from steel operations totaled R$545 million, accompanied by a margin of 18.4% in line with 3Q16.

•         Mining segment EBITDA amounted to R$511 million, with an EBITDA margin of 38.8% and realized FOB price of US$44,1/t, 12% higher than the previous quarter.

For further information, please visit our corporate website: www.csn.com.br/ri

Highlights	3Q16	4Q16	2015	2016	Change
4Q16	x	3Q16	2016	x	2015

Steel Sales (thousand t)	1,172	1,187	4,990	4,857	1%	(3%)
- Domestic Market	62%	62%	59%	57%	-	(2%)
- Overseas Subsidiaries	34%	34%	37%	38%	-	1%
- Exports	4%	4%	4%	5%	-	1%

Iron Ore Sales (thousand t)[1]	10,230	9,191	25,670	36,983	(10%)	44%
- Domestic Market	11%	14%	2%	11%	3%	9%
- Exports	89%	86%	98%	89%	(3%)	(9%)

Consolidated Results (R$ Million)
Net Revenue	4,469	4,519	15,262	17,149	1%	12%
COGS	(3,157)	(3,170)	(11,740)	(12,640)	-	8%
Gross Profit	1,312	1,349	3,522	4,509	3%	28%
SG&A Expenses	(523)	(585)	(1,901)	(2,215)	12%	17%
Adjusted EBITDA[2]	1,239	1,249	3,251	4,075	1%	25%

Adjusted Net Debt[3]	25,842	25,831	26,499	25,831	-	(3%)
Adjusted Cash Position[3]	5,663	5,762	8,862	5,762	2%	(35%)
Net Debt / Adjusted EBITDA	7.4X	6.3X	8.2X	6.3X	(1.1X)	(1.9X)

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

2 Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees, other operating income (expenses) and includes the proportional share of EBITDA of the jointly-owned investees MRS Logística and CBSI. Adjusted EBITDA includes the 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³Adjusted net debt and adjusted cash include the 33.27% stake in MRS, 60% in Namisa and 50% in CBSI until November 2015. As of December 2015 these lines include the 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, and exclude Forfaiting and Debtor Risk operations.

CSN’s Consolidated Result

•         Net revenue totaled R$4,519 million in 4Q16 and R$17,149 million in 2016, 1% and 12% up on 3Q16 and 2015, respectively. The improved performance was influenced by the increase in steel product prices, while the increase in the mining segment in 2016 was due to the higher iron ore sales volume, together with the upturn in ore international prices.

•         COGS amounted to R$3,170 million in 4Q16, remaining flat over the previous quarter, while in 2016, COGS came to R$12,640 million, 8% up on 2015, mostly influenced by the mining sales volume.

•         Fourth-quarter gross profit totaled R$1,349 million, 3% up on 3Q16, accompanied by a gross margin of 29.9%, 0.5 p.p. higher quarter-on-quarter. In 2016, gross profit amounted to R$4,510 million, 28% more than in 2015, with a margin of 26.3%, corresponding to a 3.2 p.p. increase.

•         Selling, general and administrative expenses (SG&A) totaled R$585 million in 4Q16, 12% more than in 3Q16. In 2016, SG&A expenses amounted to R$2,215 million, 17% higher than 2015, due to an iron ore sales mix with freight expenses included.

•         Other operating income (expenses) reached R$114 million in the 4Q16, versus a negative impact of R$1.8 million in 3Q16. In 2016, other operating income (expenses) came in as expense of R$413.2 million, versus income of R$2,269 million due to the business combination gain as explained in “Business Combination from Mining”.

For further information, please visit our corporate website: www.csn.com.br/ri

•         In 2016 the net financial result was negative by R$ 2,612 million, in 4Q16, the net financial result was negative by R$701 million, due to: i) financial expenses of R$ 828 million were partially offset by a financial revenue of R$127 million.

Financial Result (R$ million)	3Q16	4Q16	2015	2016
Financial Result - IFRS	(750)	(677)	(3,365)	(2,522)
(+) Financial Result of Joint-Venture	(20)	(24)	1,112	(91)
(+) Namisa	-	-	1,194	-
(+) MRS	(20)	(24)	(86)	(93)
(+) Metalic	-1	(1)	4	2
(=) Proporcional Financial Result[1]	(770)	(701)	(2,253)	(2,612)
Financial Revenues	151	127	529	679
Financial Expenses	(921)	(828)	(2,794)	(3,291)
Financial Expenses (ex-exchange rates variation)	(847)	(842)	(3,220)	(3,380)
Result with Exchange Rate Variation	(74)	14	426	89
Monetary and Exchange Rate Variation	(136)	(0)	(1,909)	2,033
Hedge Accounting	61	17	1,431	(1,084)
Notional Amount of Derivatives Contracted	2	(3)	903	(860)
Others	-	-	12	-

¹ The managerial financial result includes the 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

•         CSN’s equity result was positive by R$65 million in 2016, versus income of R$1,160 million in 2015. This result was chiefly influenced by the non-recognition of the equity result by Namisa, with its merger into CSN Mining (formerly Congonhas Minérios), in 4T15 as shown below:

Share of profits (losses) of investees (R$ million)	3Q16	4Q16	2015	2016	Change
4Q16	x	3Q16	2016	x	2015
Namisa	-	-	1,157	-	-	-
MRS Logística	42	20	84	156	(52%)	86%
CBSI	1	1	(3)	3	-	-
TLSA	(6)	(35)	(31)	(52)	-	68%
Arvedi Metalfer BR	2	(0)	(16)	1	-	-
Eliminações	(13)	(9)	(31)	(43)	(31%)	39%
Share of profits (losses) of investees	26	(24)	1,160	65	-	-

•         CSN recorded fourth-quarter net loss of R$55,7 million, versus a net loss of R$67 million in 3Q16. In 2016, the Company posted a net loss of R$853 million, versus net loss of R$1,216 million in 2015.

Adjusted EBITDA (R$ million)	3Q16	4Q16	2015	2016	Change
4Q16	x	3Q16	2016	x	2015
Profit (loss) for the Period	(67)	(56)	(1,216)	(853)	67%	(30%)
Result of Discontinued Operations	7	3	(2)	10	(57%)	-
Depreciation	311	356	1,131	1,279	14%	13%
Income Tax and Social Contribution	123	2	2,903	267	-	(90%)
Finance Income	750	677	3,365	2,522	(10%)	(25%)
EBITDA (ICVM 527)	1,125	982	6,181	3,224	(13%)	(48%)
Other Operating Income (Expenses)	2	114	(2,269)	413	-	-
Share of Profit (Loss) of Investees	(26)	24	(1,160)	(65)	-	-
Proportionate EBITDA of Joint Ventures	138	129	499	502	(7%)	1%
Adjusted EBITDA[1]	1,239	1,249	3,251	4,075	1%	25%

¹ The Company discloses its adjusted EBITDA excluding stake in investees and other operating revenue (expenses) as it understands that these amounts should be excluded from the calculation of recurring operating cash flow.

For further information, please visit our corporate website: www.csn.com.br/ri

•         Adjusted EBITDA amounted to R$1,249 million in 4Q16, versus R$1,239 million in the previous quarter, accompanied by a margin of 26.3%, 0.1p.p. higher. In 2016, adjusted EBITDA totaled R$4,075 million, versus R$3,251 million in 2015, with a margin of 22.5%, 2.7p.p. higher YoY.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The adjusted EBITDA margin is calculated based on adjusted EBITDA divided by adjusted net revenue, which includes the 60% stake in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

Debt

On December 31, 2016, consolidated net debt totaled R$25,831 million, while net debt/EBITDA ratio was 6.3x, based on LTM adjusted EBITDA.

For further information, please visit our corporate website: www.csn.com.br/ri

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on September 30, 2016 was US$1,740 million, as shown in the table below. It is important to mention that the net FX exposure includes a liability totaling US$1.0 billion in the Loans and Financing line related to the Perpetual Bonds, which, due to their nature, will not require disbursements for the settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked in shareholders’ equity, flowing through P&L when revenues in USD from exports occur.

Foreign Exchange Exposure	IFRS
(US$ thousand)	09/30/2016	12/31/2016
Cash and cash equivalents overseas	851	914
Accounts Receivable	298	373
Others	14	4
Total Assets	1,163	1,290
Borrowings and Financing	(4,393)	(4,373)
Accounts Payable	(18)	(97)
Other Liabilities	(12)	(18)
Total Liabilities	(4,423)	(4,488)

Foreign Exchange Exposure	(3,261)	(3,198)

Notional Amount of Derivatives Contracted, Net	(98)	-
Cash Flow Hedge Accounting	1,533	1,458
Net Foreign Exchange Exposure	(1,826)	(1,740)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure Perpetual Bonds	(826)	(740)

Capex

Investments totaled R$452 million in 4Q16 and R$1,638 million in 2016, 25% decrease on a YoY basis.

Investment (R$ million)	1Q16	2Q16	3Q16	4Q16	2015	2016
Steel	119	136	133	208	583	596
Mining	62	61	56	78	982	257
Cement	139	261	157	135	539	692
Logistics	10	13	36	23	62	82
Others	-	3	0	8	4	11
Total Investment IFRS	330	474	382	452	2,170	1,638

Working Capital

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

For further information, please visit our corporate website: www.csn.com.br/ri

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

As a result, working capital applied to the Company’s businesses totaled R$2,870 million in 4Q16, R$ 444 million lower than the 4Q15, mainly due to the strong reduction in inventories by R$ 809 million, offset by an increase of R$ 471 million in Accounts Receivable. On the same comparison basis, the average repayment term increased by 6 days, while the payment and inventory maturities fell by 1 and 32 days, respectively. In this way the financial cycle was reduced in 25 days.

Working Capital (R$ million)	4Q15	3Q16	4Q16	Change
4Q16	x	3Q16	4Q16	x	4Q15
Assets	5,770	4,953	5,210	257	(560)
Accounts Receivable	1,434	1,789	1,905	116	471
Inventory Turnover	4,060	3,002	3,251	249	(809)
Advances to Taxes:	276	162	54	(108)	(222)
Liabilities	2,455	2,287	2,340	53	(115)
Suppliers:	1,670	1,690	1,763	73	93
Salaries and Social Contribution	255	287	254	(33)	(1)
Taxes Payable	479	248	232	(16)	(247)
Advances from Clients	51	63	91	28	40
Working Capital	3,314	2,666	2,870	204	(444)

Turnover Ratio (days)	4Q15	3Q16	4Q16	Change
4Q16	x	3Q16	4Q16	X	4Q15
Receivables	29	34	35	1	6
Supplier Payment	52	49	51	2	(1)
Inventory Turnover	126	87	94	7	(32)
Cash Conversion Cycle	103	72	78	6	(25)

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company no longer reports the proportional consolidation of its jointly-owned investees Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented. For the purpose of reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

As of the end of 2015, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

For further information, please visit our corporate website: www.csn.com.br/ri

Net revenue by segment in 2016 (R$ million)

Results 2016	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	11,516	4,582	208	1,320	491	269	(1,236)	17,149
Domestic Market	6,980	542	208	1,320	491	269	(2,080)	7,730
Foreign Market	4,536	4,040	-	-	-	-	843	9,419
Cost of Goods Sold	(9,393)	(3,099)	(142)	(914)	(467)	(196)	1,572	(12,640)
Gross Profit	2,123	1,483	66	406	23	73	336	4,509
Selling, General and Administrative Expenses	(915)	(185)	(25)	(83)	(75)	(25)	(907)	(2,215)
Depreciation	679	461	13	228	73	17	(193)	1,279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	502	502
Adjusted EBITDA	1,887	1,759	54	550	22	65	(262)	4,075

Results 2015	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	11,203	3,187	213	1,157	432	245	(1,175)	15,262
Domestic Market	6,757	175	213	1,157	432	245	(1,296)	7,683
Foreign Market	4,446	3,012	-	-	-	-	121	7,579
Cost of Goods Sold	(9,127)	(2,324)	(142)	(788)	(330)	(196)	1,166	(11,740)
Gross Profit	2,076	864	71	369	102	49	(8)	3,522
Selling, General and Administrative Expenses	(955)	(70)	(20)	(90)	(73)	(23)	(669)	(1,901)
Depreciation	670	377	13	189	47	17	(183)	1,131
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	499	499
Adjusted EBITDA	1,791	1,171	63	469	75	43	(361)	3,251

For further information, please visit our corporate website: www.csn.com.br/ri

Results 4Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,962	1,317	62	324	128	67	(341)	4,519
Domestic Market	1,979	168	62	324	128	67	(570)	2,159
Foreign Market	982	1,149	-	-	-	-	228	2,359
Cost of Goods Sold	(2,334)	(797)	(34)	(237)	(133)	(48)	413	(3,170)
Gross Profit	628	521	28	87	(5)	19	72	1,349
Selling, General and Administrative Expenses	(262)	(133)	(6)	(9)	(20)	(7)	(148)	(585)
Depreciation	179	124	3	58	28	4	(41)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	129	129
Adjusted EBITDA	545	511	26	137	2	17	12	1,249

Results 3Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ million)
Net Revenue	2,867	1,307	50	355	140	68	(318)	4,469
Domestic Market	1,893	145	50	355	140	68	(552)	2,100
Foreign Market	974	1,162	-	-	-	-	233	2,369
Cost of Goods Sold	(2,300)	(811)	(37)	(237)	(131)	(49)	407	(3,157)
Gross Profit	567	497	13	119	9	19	89	1,312
Selling, General and Administrative Expenses	(183)	(15)	(8)	(24)	(20)	(7)	(267)	(523)
Depreciation	169	118	3	57	15	4	(56)	311
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	138	138
Adjusted EBITDA	552	599	9	152	4	17	(95)	1,239

Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.628 billion tonnes in 2016, 0.8% more than in 2015. According to the Brazilian Steel Institute (IABr), domestic crude steel production fell 9.2%, to 30.2 million tonnes. Domestic flat rolled steel production totaled 20.9 million tonnes, 7.7% down on 2015, while apparent steel consumption fell 14.4%, to 18.2 million tonnes, accompanied by domestic sales of 16.5 million tonnes and imports of 1.9 million tonnes. Exports amounted to 13.4 million tonnes, 2.1% down on 2015.

According to INDA (the Brazilian Steel Distributors’ Association), in 4Q16 purchases from the distribution segment decreased 3%, while sales fell 4% compared with the 3Q16 figure, totaling 731.4 million and 726.0 million tonnes, respectively. Inventories stood at 900,500 tonnes at the close of 4Q16, 2% less than in the previous month, while inventory turnover widened to 4.1 months.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 2.1 million units in 2016, 11% down year-on-year. On the same comparison basis, new light vehicle, truck and bus licensing fell by 20.2%, to 2.0 million units. Vehicle licensing is expected to increase by 4.0% in 2017, accompanied by sales of 2.13 million units  and production of 2.41 million units, an 11.9% increase over 2016.

For further information, please visit our corporate website: www.csn.com.br/ri

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), 2016 sales of building materials fell 11.5% compared to the previous year. The Association expects the sector’s revenue to remain stable in 2017.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production until December 2016 fell by 7.9% over the same period in the previous year.

Results from CSN’s Steel Operation

•          Total sales came to 1,187,000 tonnes in 4Q16, 1.2% up quarter-on-quarter. Of total sales, 62% came from the domestic market, 34% from our subsidiaries abroad and 4% from exports. In 2016, total sales amounted to 4,857,000 tonnes in 2016, 3% down on 2015.

•          In 4Q16, CSN’s domestic steel sales came to 735,000 tonnes, 1% more than in 3Q16. Of this total, 688,000 tonnes corresponded to flat steel and 47,000 tonnes to long steel. At the close of 2016, domestic steel sales totaled 2,783,000 tonnes, 6% less year-on-year. Of this total, 2,607,000 tonnes corresponded to flat steel and 176,000 tonnes to long steel.

•          Fourth-quarter export sales amounted to 451,000 tonnes, 2% up on the 3Q16 figure. Of this total, direct exports reached 52,000 tonnes, while the overseas subsidiaries sold 400,000 tonnes, 149,000 of which by LLC, 181,000 by SWT and 69,000 by Lusosider. Export sales amounted to 2,073,000 tonnes in 2016, 3% up YoY. Of this total, the overseas subsidiaries sold 1,816,000 tonnes, 690,000 of which by LLC, 775,000 by SWT and 351,000 by Lusosider.

•          In the fourth quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, in line with the 3Q16 figure, including all the markets where the Company operates.  The share of coated products in the export market moved up from 88% of flat steel sales to 90% in 4Q16.

For further information, please visit our corporate website: www.csn.com.br/ri

•         Net revenue totaled R$2,962 million in 4Q16, 3% up on 3Q16, mostly due to the higher volume of steel sold, both locally and in the international market, and the higher prices in the quarter. In 2016, net revenue amounted to R$11,516 million, 3% more than in 2015, fueled by price increases throughout the year. In the fourth quarter, average net revenue per tonne stood at R$2,437, 2% higher than in 3Q16, while in 2016, average net revenue per tonne came to R$2,370, 5% higher than 2015.

•      In 4Q16, the company's plate production totaled 942 thousand tons, an increase of 28% over 3Q16. The production of flat rolled products was 12% higher than in 3Q16, totaling 934 thousand tons in the quarter. We serve the national and international market with own production, purchase of plates and products in processing.

•         COGS inched up by 1.5% over the previous quarter, to R$2,334 million. In 2016, COGS totaled R$9,393 million, 3% higher than 2015.

•          The parent company’s production cost amounted to R$1,770 million in 4Q16, 22% more than in 3Q16, particularly due to the increase by 28% in the production of slabs and 12% in flat steel production. In 2016, the parent company’s production costs totaled R$5,644 million, 13% less than in 2015.

•         The slab production cost reached R$1,179/t, 6% up on 3Q16. The cost in U.S. dollars rose 8% quarter-on-quarter, to US$358/t. In 2016, average slab production cost was R$1,147/t, 17% higher than in 2015, while in U.S. dollars, cost was US$326/t.

•         Adjusted EBITDA totaled R$545 million in the fourth quarter, increasing by 1% over the R$552 million posted in 3Q16. The adjusted EBITDA margin dropped from 18.4%, 0.9 p.p. lower than in the previous quarter. In 2016, adjusted EBITDA amounted to R$1,887 million, 5% up on 2015. The EBITDA margin increased from 16% in 2015 to 16.4% in 2016, equivalent to a 0.4 p.p. gain.

Flat Steel Production	4Q15	3Q16	4Q16			Change
(thousand tonnes)				2015	2016	4Q16	x	3Q16	2016	x	2015
Total Slabs (UPV + Third Parties)	1,062	857	1,058	4,518	3,262	23%			(28%)
Crude Steel Production	998	738	942	4,255	3,015	28%			(29%)
Third Parties Slabs	64	119	116	263	245	(3%)			(7%)
Total Rolled Products	952	835	934	3,993	3,183	12%			(20%)

•         COGS inched up by 1.5% over the previous quarter, to R$2,334 million. In 2016, COGS totaled R$9,393 million, 3% higher than 2015.

•         The production cost amounted to R$1,770 million in 4Q16, 22% more than in 3Q16, particularly due to the increase by 28% in the production of slabs and 12% in flat steel production. In 2016, the parent company’s production costs totaled R$5,644 million, 13% less than in 2015.

•         The slab production cost reached R$1,179/t, 6% up on 3Q16. In 2016, average slab production cost was R$1,147/t, 17% higher than in 2015.

•      Adjusted EBITDA totaled R$545 million in the fourth quarter, increasing by 1% over the R$552 million posted in 3Q16. The adjusted EBITDA margin dropped from 18.4%, 0.9 p.p. lower than in the previous quarter. In 2016, adjusted EBITDA amounted to R$1,887 million, 5% up on 2015. The EBITDA margin increased from 16% in 2015 to 16.4% in 2016, equivalent to a 0.4 p.p. gain.

For further information, please visit our corporate website: www.csn.com.br/ri

Mining

The closing of low-efficiency steelmakers fueled the industry’s capacity utilization which, in addition, combined with higher demand for steel, contributed to boost margins and iron ore prices. Given this scenario, ore prices rose 5.3% in 2016 over 2015, averaging US$58.45/dmt (Platts, Fe 62%, N. China).

Demand remained high in the fourth quarter. The seasonal replenishment of inventories before the Chinese New Year's celebration played a crucial role in the increase in iron ore prices in December to over US$80.00/dmt. As a result, the commodity’s price averaged US$70.76/dmt (Platts, Fe 62%, N. China) at the close of 4Q16, 21% up quarter-on-quarter.

Maritime freight on Route BCI-C3 (Tubarão-Qingdao) averaged US$8.98/t in 2016, 20% down on the previous year. The first half of 2016 was a period of record lows in terms of ship chartering prices and fleet utilization which, combined with crude oil low prices, greatly contributed to the Route's decline on an annualized basis. In the fourth quarter, in turn, maritime freight was positively impacted by the seasonal upturn in seaborne volumes and higher crude prices, particularly after the OPEC announced production cuts in December. As a result, Route BCI-C3 (Tubarão-Qingdao) closed the fourth quarter averaging US$11.84/t, 18% up on 3Q16.

Results from CSN’s Mining Operation

•         CSN’s fourth-quarter iron ore production came to 7.8 million tonnes, 9% less than in 3Q16. In 2016, iron ore production totaled 32.2 million tonnes, 15% more than the 27.9 million recorded in 2015.

•         Iron ore purchases reached 609,000 tonnes in 4Q16, 24% down on 3Q16, while in 2016 over 2015, this line contracted by 27%, to 3.4 million tonnes.

•         Iron ore sales came to 9.2 million tonnes in 4Q16, 10% less than in 3Q16. Shipped iron ore came to 7.0 million tonnes in the fourth quarter, 19% down over the previous quarter, due to quarter seasonality. CSN Mining sold 1.3 million tonnes of iron ore to the President Vargas Steelworks (UPV). In 2016, iron ore sales to third parties amounted to 32,863,000 tonnes, 28% more YoY. CSN Mining sales to UPV amounted to 4,120,000 tonnes.

Production Volume and Mining Sales	3Q16	4Q16	2015	2016	Change
(thousand t)	4Q16	x	3Q16	2016	x	2015
Iron Ore Production¹	8,553	7,758	27,886	32,174	(9%)	15%
Third Parties Purchase	797	609	4,636	3,399	(24%)	(27%)
Total Production + Purchase	9,350	8,367	32,502	32,572	(11%)	9%

UPV Sale[2]	1,114	1,264	5,024	4,120	13%	(18%)
Third Parties Sales Volume	9,116	7,927	25,669	32,863	(13%)	28%
Total Sales	10,230	9,191	30,693	36,983	(10%)	20%

¹ Production and sales volumes include the 100% stake in NAMISA until November 2015 and 100% in Congonhas in December 2015.

2 As of December 2015, Congonhas Minérios began selling iron ore to CSN’s President Vargas Steelworks (UPV).

•           Net revenue from mining operations totaled R$1,317 million in 4Q16, remaining flat over 3Q16 due to the lower sales volume. CFR+FOB unit revenue rose to US$52,9/t in 4Q16, 12% higher over the previous quarter. In 2016, net revenue from mining operations came to R$4,582 million, 44% up on 2015, due to the increase in ore prices and sales volume. In 2016, CFR+FOB revenue stood at US$43,4/t, while the iron ore price index (Platts, 62% Fe, N. China) moved up by an average of 5% in the same comparison.

•           In the fourth quarter, mining segment COGS amounted to R$797 million, 2% down quarter-on-quarter, reflecting the efforts to cut production costs. In 2016, COGS from mining operations came to R$3,099 million, 33% higher than in 2015, due to increase in sales volume.

•          Adjusted EBITDA amounted to R$511 million in 4Q16, 15% down on 3Q16, accompanied by a margin of 39%, 7.0 p.p. lower than in 3Q16, chiefly influenced by the reduction in total sales volume. In 2016, adjusted EBITDA totaled R$1,759 million, 50% more than in 2015, with an adjusted EBITDA margin of 38%, 1.6 p.p. up on 2015.

For further information, please visit our corporate website: www.csn.com.br/ri

Cost without depreciation of Iron Ore from CSN Mining

(CFR + FOB - US$/wmt delivered in China)

*From the 4Q16, the company will report the price realized considering the sum of CIF and FOB values.

From the 4Q16, the company will report the price realized considering the sum of CIF and FOB values, as seen in above.

Logistics

Railway Logistics: fourth-quarter net revenue totaled R$324 million, generating EBITDA of R$137 million and a margin of 42%. In the full year, net revenue amounted to R$1,320 million, accompanied by EBITDA of R$550 million and an EBITDA margin of 42%.

Port Logistics: in the fourth quarter, Sepetiba Tecon handled 338,000 tonnes of steel products, in addition to 7,000 tonnes of general cargo and approximately 35,000 containers. Fourth-quarter net revenue came to R$62 million, accompanied by EBITDA of R$26 million and an EBITDA margin of 41%. In 2016, Sepetiba Tecon handled 804,000 tonnes of steel products, 24,000 tonnes of general cargo and 140,000 containers. In the full year, net revenue from port logistics totaled R$208 million, while EBITDA came to R$54 million, accompanied by an EBITDA margin of 26%.

Sepetiba TECON Highlights	3Q16	4Q16	Accumulate		Change
			2015	2016	4Q16	x	3Q16	2016	x	2015
Containers Volume (thousand units)	34	35	151	140	3%			(7%)
Steel Products Volume (thousand t)	127	338	926	804	166%			(13%)
General Cargo Volume (thousand t)	5	7	205	24	40%			(88%)

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production recorded year-on-year reduction of 14.5% in the last twelve months, in line with the civil construction segment’s performance.

Preliminary figures from SNIC (the Cement Industry Association) indicate local cement sales of 57 million tonnes in 2016, 11.7% less than in the previous year. The SNIC expects cement sales to fall by between 5% and 7% over 2016.

For further information, please visit our corporate website: www.csn.com.br/ri

Results from CSN’s Cement Operation

In 4Q16, cement sales amounted to 799,000 tonnes, 6% down on 3Q16, accompanied by net revenue of R$128 million. EBITDA totaled R$2 million, with an EBITDA margin of 2%. In 2016, CSN sold 2,814,000 tonnes of cement, 29% more than in 2015. In 2016, net revenue totaled R$491 million, while EBITDA came to R$22 million, with an EBITDA margin of 4%.

Cement Highlights	3Q16	4Q16	Accumulate		Change
(thousand t)			2015	2016	4Q16	x	3Q16	2016	x	2015
Total Production	860	801	2,262	2,846	(7%)			26%
Total Sales	850	799	2,182	2,814	(6%)			29%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption recorded year-on-year reduction of 0.9% in 2016, to 460TWh. Consumption in the industrial and commercial segments fell by 2.9% and 2.5%, respectively, while the residential segment registered a 1.4% increase, due to the unfavorable economic environment, remaining below the average of the period between 2004 and 2015.

Results from CSN’s Energy Operation

In 4Q16, net revenue from energy operations totaled R$67 million, EBITDA stood at R$17 million and the EBITDA margin was 25%. In 2016, net revenue reached R$269 million, EBITDA totaled R$65 million and the EBITDA margin was 24%.

For further information, please visit our corporate website: www.csn.com.br/ri

Restatement of the Financial Statements of December 31, 2015

The Company is restating its financial statements for the fiscal year ended December 31, 2015 due to a detailed revision of all aspects of the business combination held on November 30, 2015, in which the Company's mining activities were restructured and concentrated into one main company, CSN Mineração S.A.  This revision occurred after the first resubmission, on November 14, 2016, of the financial statements for the 2015 fiscal year due to a change in interpretation of the allocation of gains to the controlling and non-controlling shareholders.

In addition to the review of the business combination transaction, the Company reviewed the studies that support the recognition and maintenance of long-lived assets and resubmitted the balances of deferred Income Tax and Social Contribution.

Due to the sale of Companhia Metalic do Nordeste in November 2016, CSN also decided to reclassify this subsidiary’s result as discontinued operations for comparability purposes.

For further information, please visit our corporate website: www.csn.com.br/ri

We will also detail the items that led management to decide for the second restatement of the financial statements for the fiscal year ended December 31, 2015, which will be identified as follows.

1. Business Combination between CSN Mineração and NAMISA;

2. Expected realization of tax credits from income tax and social contributions;

3. Reclassification of the 2015 accounting balances for Companhia Metalic do Nordeste;

1. Business Combination

The Company is restating its financial statements for the fiscal year ended December 31, 2015 due to a detailed revision of all aspects of the business combination held on November 30, 2015, in which the Company's mining activities were restructured and concentrated into one main company, CSN Mineração S.A.  This revision occurred after the first resubmission, on November 14, 2016, of the financial statements for the 2015 fiscal year due to a change in interpretation of the allocation of gains to the controlling and non-controlling shareholders.

In this review, the Company identified errors in the assumptions used to determine the fair values of the entities involved, Namisa and CSN Mineração, as well as in the accounting of the investment agreement clause signed in December 2014, which refers to Namisa's assets excluded from the transaction (Fernandinho, Cayman and Pedras Pretas - the spun-off assets). Under this clause, Fernandinho, Cayman and Pedras Pretas assets used in the valuation to determine the fair value of Namisa should have been transferred directly to another entity and no to CSN Mineração. They were incorrectly integrated into Namisa’s main assets acquired by CSN Mineração, which were then subsequently transferred from CSN Mineração to Mineração Nacional S.A. Finally, the revision culminated in a change of interpretation in determining the gain or loss in the settlement of the pre-existing ratio between the acquiring and acquired companies as provided for in Technical Pronouncement CPC15/IFRS3.

On November 30, 2015, CSN Mineração incorporated Namisa and applied the CPC15/IFRS3 ruling on the accounting for the business combination by the acquisition method.

The legal implementation of the transaction occurred on November 30, 2015, in which new CSN Mineração shares were issued and paid by the Asian Consortium for its shares held by Namisa after the spin-off. Subsequent to the payment, CSN Mineração and CSN signed a shareholders’ agreement granting Namisa's unilateral control to CSN Mineração on the same date. With the disproportionate spin-off, the consortium’s stake in Namisa was 40.24% and CSN’s stake was 59.76% (prior to the split, the stakes where 40% and 60%, respectively). In this context, subsequently, Namisa post-split was merged into CSN Mineração, extinguishing the aforementioned shareholders' agreement.

The application of the acquisition method in the business combination, which resulted in net gains of R$2.9 billion in the financial results for the period for CSN Mineração (acquirer) and CSN Parent and Consolidated, have been recalculated as R$2.2 billion for CSN Mineração and R$3.0 billion for CSN Parent and Consolidated after the review of the transaction, with the following breakdown::

	CSN Mineração (In R$ Million)
	As Published	Restated

Gain in the fair value remeasurement of the 60% ow nership previously held	2.791	2.516
Gain (loss) in liquidation of the pre-existing relationship	622	(493)
Income Tax and Social Contribution	(528)	168
Net Gains	2.885	2.191

For further information, please visit our corporate website: www.csn.com.br/ri

	CSN Parent Company (In R$ Million)
	As Published	Restated

Equity Results	2.885	2.191
Gain in the Fair Value Remeasurement of the 60% ow nership previously held in the excluded assets		1.274
Income Tax and Social Contribution		(433)
Net Gains	2.885	3.032

	CSN Parent Company (In R$ Million)
	As Published	Restated

Gain in the Fair Value Remeasurement of the 60% ow nership previously held in the excluded assets ,	2.791	3.790
Gain (loss) in Liquidation of the Pre-Existing Releationship	622	(493)
Income Tax and Social Contribution	(528)	(265)
Net Gains	2.885	3.032

As a result of the reassessment of business combination aspects that led to the identification of assumption errors used in determining the fair value of Namisa, the Company identified that the purchase price considered for accounting purposes, previously as R$13.4 billion, is now R$17.5 billion, as illustrated in the table below:

On the other hand, in implementing the transaction, CSN recorded in its financial statements restated on November 14, 2016, a direct gain of R$1.6 billion in shareholders' equity resulting from its variation in stake ownership, was adjusted to R$2.9 billion, as illustrated below:

		R$ (Million)
Events	As Published	Restated
Asia Consortium's Contribution to CSN Mineração	2.619	4.034
CSN's Interest - 87,52% (1)	2.292	3.531
Aquisition by CSN of 4,16%	2.727	2.727
Financial Adjustment of w orking capital and debt (closing)		6
Assets transferred and liabilities assumed	2.727	2.733
Asia Consortium's Interest - 12,48% (2)	(340)	(341)
Adjustment in the ow nership interest variation % (3)	(360)	(274)
Others effects arrisen from the corporate restructuring (4)	(7)	27
Total gain of the transaction between shareholders (1+2+3+4)	1.585	2.943

For further information, please visit our corporate website: www.csn.com.br/ri

CSN paid for the spun-off assets Fernandinho, Cayman and Pedras Pretas in its wholly-owned subsidiary Minérios Nacional for the book value of R$60 million. The amount of the remeasurement of these assets at fair value remained recorded in CSN in the Investment account, supported by the mining right in the amount of R$2.2 billion.

The aspects that led to the above adjustments in the earnings of the fiscal year and in the Company's net equity are as follows:

a) Assumptions of maritime freight in the legal reports that established the fair values of Namisa and CSN Mineração;

b) Comparable companies used to establish the discount rate used in the valuation reports of the fair values of Namisa and CSN Mineração;

c) Application of the provisions of CPC15/IFRS3 related to the liquidation of pre-existing relationships between the acquiring and acquired entities;

d) Application of the article of the Investment Agreement that established the exclusion of certain assets (spun-off assets) from the transaction; and

e) Assumptions of railway freight when establishing the fair values of the spun-off assets of Fernandinho, Cayman and Pedras Pretas.

On the following sections we discuss each of the above adjustments and present their individual impacts on the business combination:

•               Maritime Freight - Additional gain in the income of R$1,991 million and in the net equity of CSN of R$2,677 million

During the reviewing process of the business combination transaction, we identified that the prices of the maritime freight costs considered in the legal reports that established the fair values of CSN Mineração and Namisa prepared at the time of the transaction, at the end of 2015, were overstated and had no connection to the historical curves when compared to the iron ore price curves and had no continuity in relation to the prices actually practiced by both CSN itself and by the market in transactions at that time. Were prepared new legal reports to establish the fair values for CSN Mineração and Namisa and a new price curve of maritime freight was calculated based on the variations of oil price that led to a freight/ore price ratio more compatible with the historical data and with the prices actually practiced. The change in the maritime freight curve increased CSN Mineração's discounted cash flow by R$8.0 billion and Namisa's by R$3.5 billion. This increase in Namisa's discounted cash flow generated an additional gain of R$1,496 million in CSN Mineração and R$495 million in the Parent Company, as previously presented in the consolidated financial statements restated on November 14, 2016.

•               Discount rate - additional gain in the consolidated income of R$48 million and in CSN's net equity of R$443 million

During the review of the business combination, we also identified that a company which was not related to iron ore activities was mistakenly considered when determining the cash flow discount rate. The switch in peer companies in the discount rate altered the rate from 14.36% to 13.83% for Namisa and from 13.91% to 13.19% for CSN Mineração, generating a discounted cash flow increase of R$3.6 billion for CSN Mineração and R$1.2 billion for Namisa. This increase in Namisa's discounted cash flow generated a loss of R$48 million in the financial results of CSN Mineração and a gain of R$96 million for the Parent Company when compared to the consolidated financial statements presented prior to the restatement on November 14, 2016. In addition, a direct increase of R$395 million in shareholders' equity was recognized, as illustrated in the summary table below:

•               Liquidation of pre-existing relationships - negative impact exclusively related to the prepaid portion of operating agreements of R$2,056 million in the income and R$1,799 million in CSN's net equity due to the reversal of a pre-tax gain of R$1,554 million for a pre-tax loss of R$1,225 million, when combined to the other effects related to the errors identified.

The consolidated financial statements that were disclosed prior to the restatement on November 14, 2016 considered, for purposes of calculating the settlement gain of pre-existing relationships between the acquiring and acquired companies, a comparison between the contractual prices with market prices, not taking into account that a portion of the contract price was prepaid in 2008 upon the signing of the operational contracts for ROM (Run of Mine) and port. When reviewing this procedure, it was concluded that the measurement of gains or losses for the settlement of these pre-existing relationships should consider only the remaining cash flows of these operating contracts. The change in comparison of remaining cash flows versus contractual and market prices reversed the settlement gain of pre-existing relationships from R$1,554 million to a loss of R$1,225 million.

For further information, please visit our corporate website: www.csn.com.br/ri

•               Excluded assets

After reevaluating Namisa to its fair value at the time of the transaction, the assets excluded from the transaction were spun off from Namisa (Fernandinho, Cayman and Pedras Pretas) to CSN and transferred to Minérios Nacional concurrently with Namisa’s main assets that were acquired by CSN Mining. Therefore, these spun-off assets should not have been initially transferred to CSN Mineração's shareholders' equity for subsequent transfer to Minérios Nacional, even if such transfers were executed on November 30, 2015, the same date as the transaction.

Accordingly, the R$841 million net gain from the remeasurement of the stake already held by the Company in the acquisition for the control of Namisa’s spun-off assets is now reflected directly in the Parent Company.

•               Rail freight – ganho no resultado de R$235 milhões e de R$244 no patrimônio líquido da CSN.

The fair value report prepared at the time of the transaction, which determined the discounted cash flow of Namisa’s spun off assets, mistakenly considered an overvalued rail freight cost. The new report adjusted the rail freight prices for the spun off assets.

•               Other adjustments – loss of R$71 million in the income and of R$59 in CSN's net equity.

The new reports also adjusted the effects related to the non-inclusion of the CFEM/TFRM (Financial Compensation for Mineral Resource Exploitation/Control Fee, Monitoring and Supervision of Research, Development, and Exploitation Activities and the use of Mining Resources) in the discounted cash flow, and also adjusted the end balance used as the basis for determining the book value of Namisa's assets.

The table below summarizes the impacts described above by nature of the event and qualification of the error.

	Note	As Published	Parcel of pre payment operacional contract	Weighted average capital cost (WACC)	Maritime Freight	Railway Freight	CFEM e TFRM	Updating of closing balance	Restated
Shareholder's Equity of CSN Mineração before business combination		173							173
Accounting Contribution regarding asset of CdP, TECAR, MRS and 60% of NAMI		157							157
Capital Contribution of CSN Mineração realized by Consortium's		2.619		440	975				4.034
Gain of remeasurement of 59,76% in NAMISA after-existing		1.859		376	1.099			(86)	3.248
Gain (loss) in liquidation of the pre-existing relationship		1.554	(2.743)	(566)	530				(1.225)
Rate of gain (loss) in liquidation of the pre-existing relationship		(528)	687	142	(133)				168
Capital Contribution by transfer (cindidos) assets		(282)		(30)	(156)	(74)	(6)	1	(547)
Transfer Assets and LiabilIties Incurred		2.733							2.733
Shareholder's Equity of CSN Mineração ajusted before business combination		8.285	(2.056)	362	2.315	(74)	(6)	(85)	8.741
Parcel of Shareholder's Equity attributed to minority partners (a)	12,48%	1.034	(257)	45	289	(9)	(1)	(11)	1.090

Fair Value of issued stock by CSN Mineração to Consortium's (b)	3.3 a ii	2.619		440	975				4.034

Gain of transaction between shareholders (b - a)	3.4	1.585	257	395	686	9	1	11	2.944

Effects of income statement:
CSN Mineração (gain in the remeasurement of remain assets and disposal contracts, free of taxes)		2.885	(2.056)	(48)	1.496			(86)	2.191
Parent Company (gain in the remeasurement of pre-existing assest, free taxes)				96	495	235	18	(3)	841
Consolidated		2.885	(2.056)	48	1.991	235	18	(89)	3.032

Final result of Shareholder's Equity of CSN	3.5	4.470	(1.799)	443	2.677	244	19	(78)	5.976

2. Estimated Credit Losses with Deferred Income Tax and Social Contribution

The Company is restating the balances of credits of income tax and social contribution deferred in its financial statements for the fiscal year ended on December 31, 2015 after the technical review, during the year 2016, of the negative and positive aspects that underlined its maintenance. The main change in the decision-making process for this restatement is the exclusion of the sale of certain non-core assets from credit recovery studies, reducing the future taxable base of the estimates, together with the greater weight on the negative aspect attributed to the observable evidence of tax losses in recent years, as interpreted by technical approval IAS 12/CPC 32. As established in the standard, in the event of a recent history of successive or alternate losses in several fiscal years, this becomes the primary evidence for the evaluation of the maintenance or registration of tax credits that can be offset with future taxable income, therefore, the study of estimates of these profits are used as a source of secondary evidence and with less weight in the evaluation.

For further information, please visit our corporate website: www.csn.com.br/ri

Accordingly, the Company opted to maintain in the asset an amount of tax losses and negative social contribution base equivalent to 30% of the balance of deferred income tax liability, which is to be used as the deferred tax liability becomes current income to be paid. As a result, all credits arising from temporary differences were provisioned and held in stock of credits in the Company's fiscal books for subsequent use. This system of maintenance of tax credits equivalent to 30% of deferred income tax liability will remain until a new background of taxable income is installed and the studies on future profits estimates are once again a primary evidence for recording tax credits, moment when the Company will recognize the temporary differences and the higher amounts of tax losses and negative basis of social contribution that will be used to offset the payable income tax arising from future taxable income.

The table below shows the effects of this change in valuation, as detailed:

Consolidated			Parent Company
31/12/2015				31/12/2015
	As Published	Restated	As Published	Restated
Income Tax and Social Contribution
Current	(380.831)	(135.671)	2.469	2.469
Deferred	192.207	(2.767.545)	557.443	(2.824.757)
	(188.624)	(2.903.216)	559.912	(2.822.288)

3. Reclassification of accounting balances of 2015 - Metalic

The Company reclassified the results of Cia Metalic Nordeste in the amount of R$1,911 for discontinued operations, for comparison purposes. Additionally, it moved the 2015 cash flow hedge result from the financial result line to the other operating income line in the amount of R$11,439 for comparison purposes, considering the classification used in 2016.

Table with the impacts on the financial statements as of December 31, 2015

The tables below illustrate the impacts on the balances of the consolidated balance sheet and the income statement for the 2015 fiscal year:

•       Income Statement

For further information, please visit our corporate website: www.csn.com.br/ri

•       Balance Sheet

1. Business Combination between CSN Mineração and NAMISA;

2. Expected realization of tax credits from income tax and social contributions;

3. Reclassification of the 2015 accounting balances for Companhia Metalic do Nordeste;

For further information, please visit our corporate website: www.csn.com.br/ri

Impairment of TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”) in 2016

 TLSA tested its own long-term assets for impairment using the discounted cash flow method.

 In addition, CSN, as an investor, tested its interest in TLSA for impairment based on TLSA’s capacity to distribute dividends, a methodology known as Dividend Discount Model, or DDM, to compensate the capital invested by its shareholders. This test took into account several factors, including:

·        The dividend flow was extracted from TLSA’s nominal cash flow;

•	The dividend flow was calculated considering annual percentage interests, taking into account the dilution of CSN’s interest arising from debt amortization;
•	This dividend flow was then discounted at present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	The extracted Ke refers to the one calculated in TLSA’s rolling WACC.

 Another important factor that was taken into account in the impairment testing of CSN’s investment in TLSA was the assessment of the need to apply an additional risk to the discount rate on top of the one used to determine discounted cash flow at TLSA.  As investor risks are shared and the asset being tested represents its own cash-generating unit, which in turn equals the legal entity, the risk determined by CSN’s management is the same as the one applied by TLSA when assessing the investment of its own assets; therefore, no additional risk factor was applied.

 As a result of the test, the Company recorded a loss in the goodwill of the investment in TLSA in the amount of R$387,989 recorded under other operating income (expenses) and R$131,916 under deferred taxes.

Capital Market

CSN’s shares appreciated by 171% in 2016, while the Ibovespa increased by 39% in the same period. Daily traded volume on the BM&FBovespa averaged R$69.3 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 230%, versus the Dow Jones’ 13% upturn. On the NYSE, daily traded volume of CSN’s ADRs averaged US$6.3 million.

4Q16		2016
Number of shares in thousand	1,387,524	1,387,524
Market Capitalization
Closing price (R$/share)	10.85	10.85
Closing price (US$/ADR)	3.23	3.23
Market Capitalization (R$ million)	15,055	15,055
Market Capitalization (US$ million)	4,482	4,482
Total return including dividends and interest on equity
CSNA3	19%	171%
SID	0%	230%
Ibovespa	3%	39%
Dow Jones	8%	13%
Volume
Average daily (thousand shares)	6,408	7,814
Average daily (R$ thousand)	69,459	69,301
Average daily (thousand ADRs)	2,788	2,324
Average daily (US$ thousand)	9,163	6,307
Source: Bloomberg

For further information, please visit our corporate website: www.csn.com.br/ri

Webcast – 2015/2016 Earnings Presentation	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

October 31, 2017 – Tuesday

12:30 p.m. (US EDT)

02:30 p.m. (Brasília time)

Phone: +1 (516) 300-1066

Code: CSN

Replay phone: +55 (11) 3127-4999

Replay code: 86131824

Conference ID: CSN

Webcast: www.csn.com.br/ri

 IR Executive Officer – David Moise Salama

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 Jose Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza (bruno.souza@csn.cm.br)

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website: www.csn.com.br/ri

SALES VOLUME CONSOLIDATED (thousand tonnes)

	3Q16	4Q16	2015	2016	Change
					4Q16 x 3Q16	2016 x 2015
Flat Steel	682	689	2,807	2,607	7	(201)
Slabs	-	-	6	0	-	(6)
Hot Rolled	233	243	1,065	921	10	(144)
Cold Rolled	129	137	556	491	8	(65)
Galvanized	218	207	818	826	(12)	9
Tin Plates	102	102	362	370	1	8
Long Steel UPV	49	47	161	176	(2)	15
DOMESTIC MARKET	730	736	2,968	2,784	5	(184)

	3Q16	4Q16	2015	2016	4Q16 x 3Q16	2016 x 2015
Flat Steel	282	270	1,297	1,298	(12)	1
Hot Rolled	16	9	235	114	(7)	(120)
Cold Rolled	19	18	204	89	(1)	(116)
Galvanized	212	202	717	937	(11)	220
Tin Plates	35	41	142	158	7	16
Long Steel (profiles)	159	181	724	775	22	51
FOREIGN MARKET	441	451	2,022	2,073	10	51

	3Q16	4Q16	2015	2016	4Q16 x 3Q16	2016 x 2015
Flat Steel	964	959	4,105	3,906	(5)	(199)
Slabs	-	-	6	0	-	(6)
Hot Rolled	249	252	1,300	1,035	3	(265)
Cold Rolled	148	155	759	580	7	(179)
Galvanized	431	408	1,535	1,763	(22)	228
Tin Plates	136	144	504	528	7	24
Long Steel UPV	49	47	161	176	(2)	15
Long Steel (profiles)	159	181	724	775	22	51
TOTAL MARKET	1,172	1,187	4,990	4,857	15	(133)

SALES VOLUME PARENT COMPANY (thousand tonnes)

	3Q16	4Q16	2015	2016	Change
					4Q16 x 3Q16	2016 x 2015
Flat Steel	693	688	3,164	2,630	(5)	(534)
Slabs	-	-	6	0	-	(6)
Hot Rolled	240	242	1,209	923	2	(286)
Cold Rolled	129	140	634	490	11	(144)
Galvanized	229	202	943	848	(27)	(95)
Tin Plates	95	104	371	369	9	(2)
Long Steel UPV	49	47	160	176	(2)	16
DOMESTIC MARKET	742	735	3,324	2,806	(7)	(518)

	3Q16	4Q16	2015	2016	4Q16 x 3Q16	2016 x 2015
Flat Steel	119	231	1,077	788	111	(289)
Hot Rolled	-	82	510	204	82	(305)
Cold Rolled	0	1	139	5	1	(134)
Galvanized	83	101	288	411	18	123
Tin Plates	36	47	141	169	11	28
Long Steel (profiles)	-	-	-	-	-	-
FOREIGN MARKET	119	231	1,077	788	111	(289)

	3Q16	4Q16	2015	2016	4Q16 x 3Q16	2016 x 2015
Flat Steel	813	919	4,241	3,418	106	(823)
Slabs	-	-	6	0	-	(6)
Hot Rolled	240	324	1,718	1,127	84	(591)
Cold Rolled	129	141	773	495	12	(278)
Galvanized	312	303	1,231	1,258	(9)	27
Tin Plates	131	151	512	537	20	25
Long Steel UPV	49	47	160	176	(2)	16
Long Steel (profiles)	-	-	-	-	-	-
TOTAL MARKET	861	966	4,401	3,595	105	(806)

For further information, please visit our corporate website: www.csn.com.br/ri

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	4Q15	3Q16	4Q16	2015	2016
Net Revenues	3,652,474	4,469,240	4,518,596	15,261,697	17,148,949
Domestic Market	1,677,497	2,100,371	2,159,265	7,682,533	7,729,914
Foreign Market	1,974,977	2,368,869	2,359,331	7,579,164	9,419,035
Cost of Goods Sold (COGS)	(2,888,580)	(3,157,057)	(3,169,630)	(11,740,101)	(12,640,042)
COGS, excluding depreciation	(2,587,919)	(2,851,368)	(2,833,972)	(10,632,223)	(11,398,617)
Depreciation allocated to COGS	(300,661)	(305,689)	(335,658)	(1,107,878)	(1,241,425)
Gross Profit	763,894	1,312,183	1,348,966	3,521,596	4,508,907
Gross Margin (%)	21%	29%	30%	23%	26%
Selling expenses	(409,417)	(403,112)	(446,470)	(1,421,074)	(1,687,733)
General and administrative expenses	(126,700)	(114,429)	(118,400)	(456,456)	(490,004)
Depreciation allocated to SG&A	(6,157)	(5,662)	(20,173)	(22,991)	(37,391)
Other operation income (expense), net	2,790,585	(1,776)	(114,226)	2,269,156	(413,221)
Share of profits (losses) of investees	(54,568)	26,117	(23,555)	1,160,272	64,918
Operational Income before Financial Results	2,957,637	813,321	626,142	5,050,503	1,945,476
Net Financial Results	(171,867)	(750,292)	(677,171)	(3,365,162)	(2,522,427)
Income before social contribution and income taxes	2,785,770	63,029	(51,029)	1,685,341	(576,951)
Income Tax and Social Contribution	(3,242,194)	(122,796)	(1,929)	(2,903,216)	(266,546)
Continued operations, net	(456,424)	(59,767)	(52,958)	(1,217,875)	(843,497)
Discontinued Operations, Net	(4,098)	(6,984)	(2,775)	1,911	(9,561)
Profit/(Loss) for the period	(460,522)	(66,751)	(55,733)	(1,215,964)	(853,058)

INCOME STATEMENT
CONSOLIDATED – Parent Company (In thousand of R$)
	4Q15	3Q16	4Q16	2015	2016
Net Revenues	2,670,782	2,288,121	2,542,480	11,718,369	8,999,915
Domestic Market	1,584,206	2,010,365	2,037,202	7,183,467	7,275,420
Foreign Market	1,086,576	277,756	505,278	4,534,902	1,724,495
Cost of Goods Sold (COGS)	(2,207,557)	(1,825,749)	(1,982,679)	(9,137,528)	(7,353,490)
COGS, excluding depreciation	(2,000,004)	(1,686,217)	(1,820,391)	(8,289,803)	(6,784,502)
Depreciation allocated to COGS	(207,553)	(139,532)	(162,288)	(847,725)	(568,988)
Gross Profit	463,225	462,372	559,801	2,580,841	1,646,425
Gross Margin (%)	17%	20%	22%	22%	18%
Selling expenses	(202,128)	(139,917)	(162,803)	(676,032)	(605,341)
General and administrative expenses	(99,771)	(85,694)	32,519	(365,721)	(244,356)
Depreciation allocated to SG&A	(4,236)	(4,074)	(15,327)	(16,016)	(27,455)
Other operation income (expense), net	990,607	72,502	(72,152)	509,928	(184,548)
Share of profits (losses) of investees	1,891,046	313,350	123,274	5,603,039	(370,343)
Operational Income before Financial Results	3,038,743	618,539	465,312	7,636,039	214,382
Net Financial Results	(158,774)	(713,121)	(635,749)	(6,029,784)	(1,236,385)
Income before social contribution and income taxes	2,879,969	(94,582)	(170,437)	1,606,255	(1,022,003)
Income Tax and Social Contribution	(3,335,268)	3,321	91,048	(2,822,288)	96,817
Continued operations, net	(455,299)	(91,261)	(79,389)	(1,216,033)	(925,186)
Discontinued Operations, Net	(4,098)	(6,984)	(2,775)	1,911	(9,561)
Profit/(Loss) for the period	(459,397)	(98,245)	(82,164)	(1,214,122)	(934,747)

For further information, please visit our corporate website: www.csn.com.br/ri

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated		Parent Company
	12/31/2015	12/31/2016	12/31/2015	12/31/2016
Current assets	16,430,691	12,444,918	8,842,440	7,989,806
Cash and cash equivalents	8,624,651	5,631,553	2,648,798	2,225,179
Trade receivables	1,578,277	1,997,216	2,467,523	2,624,853
Inventories	4,941,314	3,964,136	2,850,744	2,504,230
Other current assets	1,286,449	852,013	875,375	635,544
Non-current assets	30,908,718	31,708,705	35,727,929	33,727,143
Long-term receivables	1,661,987	1,745,971	1,281,470	1,395,962
Investments measured at amortized cost	3,998,239	4,568,451	25,517,369	22,703,508
Property, plant and equipment	17,826,226	18,135,879	8,866,348	9,580,126
Intangible assets	7,422,266	7,258,404	62,742	47,547
Total assets	47,339,409	44,153,623	44,570,369	41,716,949
Current liabilities	5,082,199	5,496,683	4,272,372	4,108,798
Payroll and related taxes	256,840	253,837	141,496	135,676
Suppliers	1,293,008	1,763,206	742,364	1,312,183
Taxes payable	457,391	231,861	5,814	66,445
Borrowings and financing	1,874,681	2,117,448	2,879,073	2,051,882
Other payables	1,073,017	1,021,724	411,699	464,531
Provision for tax, social security, labor and civil risks	127,262	108,607	91,926	78,081
Non-current liabilities	35,165,922	31,272,419	34,334,488	31,413,623
Borrowings and financing	32,407,834	28,323,570	31,109,017	28,196,893
Deferred Income Tax and Social Contribution	1,072,033	1,046,897	666,081	587,357
Other payables	131,284	131,137	126,450	76,499
Provision for tax, social security, labor and civil risks	711,472	704,485	564,372	548,537
Other provisions	843,299	1,066,330	1,868,568	2,004,337
Shareholders’ equity	7,091,288	7,384,521	5,963,509	6,194,528
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30	30
Acumulated Losses	(367,214)	(1,301,961)	(367,214)	(1,301,961)
Statutory reserve	1,790,693	2,956,459	1,790,693	2,956,459
Non-controlling interests	1,127,779	1,189,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,339,409	44,153,623	44,570,369	41,716,949

For further information, please visit our corporate website: www.csn.com.br/ri

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	Restatement 3Q16	4Q16
Net cash generated by operating activities	505,066	501,798
(Net Losses) / Net income attributable to controlling shareholders	(98,245)	(82,164)
Loss for the period attributable to non-controlling interests	31,494	26,431
Charges on borrowings and financing	728,857	698,075
Depreciation, depletion and amortization	319,323	365,782
Share of profits (losses) of investees	(25,066)	23,555
Deferred income tax and social contribution	45,685	(73,048)
Foreign exchange and monetary variations, net	218,991	102,301
Result from derivative financial instruments		(5,829)
Write off fixed assets and intangible	34,803	26,548
Accrued actuarial liability		(18,803)
Gain with business combination	(28,013)	(38,483)
Gain on divestiture from assets		(252,023)
Environmental liabilities and Deactvation Provisions	(138)	18,271
Impairment Fair Value Transnordestina		387,989
Fiscal, Social Security, Labor, Civil and Environmental Provisions	1,121	2,817
Working Capital	186,994	(139,630)
Accounts Receivable	(190,068)	(85,853)
Trade Receivables – Related Parties	7,429	(2,859)
Inventory	5,413	(164,844)
Interest receive - Related Parties	6,449	27,633
Judicial Deposits	932	13,354
Suppliers	383,114	195,354
Taxes and Contributions	(108,007)	(60,711)
Others	81,732	(61,704)
Others Payments and Receipts	(910,740)	(539,991)
Interest Expenses	(910,740)	(539,991)
Cash Flow from Investment Activities	(445,587)	(572,077)
Fixed Assets/Intangible	(382,583)	(452,170)
Derivative transactions	2,498	(9,394)
Related parties loans	(32,118)	(64,343)
Short-term investment, net of redeemed amount	6,377	(418,707)
Cash and Cash Equivalent from discontinued operations	(40,702)	40,702
Cash and cash equivalents to the control acquisition	941
Net Cash from Divestiture from discontinued operations investments		331,835
Cash Flow from Financing Companies	(83,219)	(128,354)
Borrowings and financing raised, net of transaction costs		22,597
Borrowing amortizations - principal	(89,632)	(151,196)
Borrowing costs	(139)	245
Dividends/Interest on equity	(53)
Buyback of debt securities	6,605
Foreign Exchange Variation on Cash and Cash Equivalents	(23,929)	(21,577)
Free Cash Flow	(47,669)	(220,210)

For further information, please visit our corporate website: www.csn.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.